DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/4/06


1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

742,400

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

742,400

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

742,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.85%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
The following constitutes Amendment No. 9 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on May 19, 2005. This Amendment No.9 amends and supersedes that
Schedule 13D as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the registration of securities filed on August 8, 2006 there were 4,157,116.63 shares outstanding as of August 7, 2006.
The percentage set forth in this item (5a) was derived using such number.

BIGP beneficially own an aggregate of 547,600 shares of NRL or 13.17% of the outstanding shares. Phillip Goldstein beneficially owns an additional 194,800 shares of NRL or 4.69% of the outstanding shares held in accounts jointly with his wife, or in accounts managed by Mr. Goldstein.

Power to dispose and vote securities lies solely with BIGP for shares beneficially owned by BIGP and with Mr. Goldstein for shares held jointly by Mr. Goldstein and his wife and for shares held in accounts managed by Mr. Goldstein.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):

Date		Shares	Price
12/8/2006	28,900	29.6
12/8/2006	5,000	29.6
12/8/2006	2,000	29.6
12/8/2006	5,000	29.6
12/4/2006	5,000	29.8
12/4/2006	5,000	29.8
12/4/2006	2,000	29.8
12/4/2006	13,000	29.8
12/1/2006	2,200	29.1618
11/9/2006	600	27.295
11/8/2006	3,000	27.27
11/8/2006	1,300	27.27
11/2/2006	200	28.05
11/1/2006	2,000	28.1878
11/1/2006	900	28.1878
11/1/2006	10,000	28.1878
10/26/2006	500	28.02
10/25/2006	500	27.9
10/23/2006	500	27.75
10/18/2006	100	28


d. BIGP or beneficial owners of accounts managed by Mr.
Goldstein are entitled to receive any dividend or sales proceeds.

e.NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2006

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP